DEBT SETTLEMENT AGREEMENT

THIS AGREEMENT dated for reference February 16, 2022

BETWEEN:

Prospera Energy Inc.
a body corporate, duly existing under the laws of the Province of Alberta
("**Prospera**")

AND

Petrolia Canada Corporation
a body corporate, duly existing under the laws of the Province of Alberta
("**Petrolia**")

(collectively, the "**Parties**")

WHEREAS:

A. As of June 30, 2021, Petrolia owed Prospera an aggregate amount of $1,281,828 (the "**Original Debt**") arising from joint interest billing pertaining to certain oil and gas properties located in Alberta and Saskatchewan, as set forth on Schedule "A" (the "**Lands**"). The Lands shall, in addition, include all wells and facilities, associated with the Lands, regardless of their location.

B. Between the period of July 1, 2021, and September 30, 2021, Petrolia incurred additional costs for which it was responsible in the aggregate amount of $438,785 and arising from joint interest billing pertaining to the Assets. (the "**Secondary Debt**").

C. The Lands with the associated wells, facilities, and working interest as set out in Schedule "A" (the "Working interest"), collectively shall be referred to as (the "**Assets**")

D. Prospera and Petrolia desire to settle the Original Debt and the Secondary Debt as set forth in Schedule "B" (collectively, the "**Debt**") and have agreed to a series of transactions whereby the Debt is settled in accordance with the terms of this debt settlement agreement (the "**Agreement**") and as a result and further transactions, Prospera desires to acquire all of the Working Interest of Petrolia relating to the Assets.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained the Parties hereto covenant and agree as follows:

1. Petrolia hereby acknowledges and accepts that the Debt was properly due and owing as follows:

   i. As of June 30, 2021, Petrolia owed Prospera the aggregate amount of $1,281,828 related to Original Debt; and

   ii. As of September 30th, 2021, Petrolia owed Prospera the aggregate amount of $438,785 related to Secondary Debt.

   iii. Aggregate total on September 30th, 2021, is $1,720,613.

2. Petrolia intends in this Agreement to assign its entire Working Interest to Prospera.

   i. Using an adjustment date of June 30, 2021, Petrolia hereby assigns, sells and conveys an undivided 10% Working Interest in the Assets to Prospera at the settlement conversion of $128,183 of the Debt for every 1% of the Working Interest assigned ("**Settlement Transaction #1**"). From June 30, 2021, until the date the specific conveyances and assignment are recognized by third parties in accordance with the title and operating agreements, the Parties confirm and agree that Prospera has and will continue to receive all of the benefits and obligations associated with such undivided 10% Working Interest in the Assets.

   ii. Using an adjustment date of September 30th, 2021, Petrolia hereby assigns, sells and coveys an undivided 3.423% Working Interest in the Assets to Prospera at the settlement conversion of $128,183 of the Debt for every 1% of the Working Interest assigned ("**Settlement Transaction #2**"). From September 30th, 2021, until the date the specific conveyances and assignment are recognized by third parties in accordance with the title and operating agreements, the Parties confirm and agree that Prospera has and will continue to receive all of the benefits and obligations associated with such undivided 3.423% Working Interest in the Assets.

   The Working Interest specified in Settlement Transaction #1 and Settlement Transaction #2 above are known collectively as the "**Settlement Consideration**".

3. Prospera hereby agrees that the receipt by Petrolia of the Settlement Consideration specified in paragraph 2 hereof shall, upon receipt, constitute a full and final settlement and complete satisfaction of all amounts owing to Prospera by Petrolia from the original acquisition date of the Working Interest to the closing date of this agreement, including, without limitation, the Debt.

4. Prospera has agreed to acquire Petrolia's remaining undivided 14.577% Working Interest in the Assets (the "**Remaining Working Interest**").

5. Petrolia hereby sells, conveys and assigns, and Prospera hereby accepts the Remaining Working Interest in the Assets. This conveyance will have an adjustment date of September 30, 2021. As consideration for the Remaining Working Interest, Prospera agrees to pay Petrolia an aggregate of $585,000.00 as follows:

   i. the issuance of $510,000 of Prospera convertible debenture, such convertible debenture can be converted into common share units at the discretion of Petrolia and on the terms as described in the Purchase and Sale Agreement dated January 27, 2022 (the "**Convertible Debenture**"); and

   ii. Total cash amount of $75,000.00: five (5) equal payments of $15,000.00 CAD over five (5) months with the first payment made at Closing.

6. From the date hereof, if and to the extent that Prospera must be novated into, recognized as a party to, or otherwise accepted as assignee or transferee of Petrolia's Working Interest in the Assets or certain of them, including any title and operating documents or other agreements governing or otherwise pertaining to any assets comprising Petrolia's Working Interest or the operation thereof, the following provisions shall apply with respect to the applicable Assets until such novation, recognition or acceptance has occurred:

   i. at Prospera's sole cost and expense, Petrolia shall operate and maintain the Assets on behalf of Prospera as its agent;

ii. Petrolia shall not initiate or authorize any operations with respect to the Assets, except upon the written direction of Prospera;

iii. Petrolia shall promptly provide to Prospera all AFEs, notices and other information, documents and correspondence relating to the Assets that it receives and shall respond promptly to such AFEs, notices and other information and documents pursuant to the written instructions of Petrolia; and

iv. as soon as is reasonably practicable, Petrolia shall deliver to Prospera all revenues, proceeds and other benefits received by Petrolia and derived from the Assets (excluding any such revenues, proceeds or benefits that relate to matters arising prior to the adjustment dates), less the share of the applicable Crown or lessor royalties, operating costs, treating, processing and transportation expenses and any other costs and expenses directly associated with the Assets and the petroleum substances produced therefrom or allocated thereto that have been paid or are payable by Petrolia.

7. If and to the extent that Petrolia holds or maintains any Assets and takes actions with respect to any Assets on behalf of Prospera pursuant to this Paragraph 6, then Petrolia shall hold the same as bare trustee and be deemed to be the agent of Prospera in such regard. Prospera does hereby and shall ratify all actions taken by Petrolia or refrained to be taken by Petrolia pursuant to the terms of Paragraph 1.7 in such capacity, with the intention that all such actions shall be for all purposes deemed to be those of Prospera.

8. Upon Prospera having received the Settlement Consideration. The Parties agree to hereby remise, release and forever discharge each other and their respective executors, parents, subsidiaries, affiliates, administrators, successors, assigns, servants, agents, principals, employees, directors, officers and insurers of and from, and waive all rights to pursue, any and all manner of actions, causes of action, suits, debts, sums of money, expenses, general damages, special damages, costs, interest, taxes, expenses, compensation, claims, counterclaims, appeals, cross-appeals, liability and demands of any and every kind or nature whatsoever, whether existing at law or in equity, or under any statute or agreement, which they ever had, now have or which they shall or may have against each other, including but not limited to the Debt.

9. In the event that any Party to this Agreement should make any claim or demand or commence or threaten to commence any action, claim or proceeding against the Parties, or any of them, for or by any reason of any cause, matter or thing hereby released, this document may be raised as a complete bar to any such claim, demand, action or proceeding; and further, the Parties agree not to advance or pursue any action, claim or proceeding whatsoever against or through any other Party, or person not a party to this Agreement, that does or could result in a claim against the Parties, or any of them, or any form of contribution, indemnity or other relief, whether arising at equity or at law, arising from or in any way related to the matters hereby released.

10. The Parties will, upon request, execute and deliver such further agreements, instruments and documents and do such further acts and things as may be reasonably required in order to evidence, carry out and give full force and effect to the terms, conditions, intent and meaning of this Agreement.

11. The Parties will indemnify and hold harmless or defend each other from any and all causes of action, actions at law or by arbitration or claims for damages, costs or expenses that may subsequently be advanced by the Parties or through any person not a party to this Agreement, arising from or in any way related to the matters hereby released.

12. Prospera represents and warrants to Petrolia that:

i. the Debt represents a *bona fide* debt that was incurred for value, on commercially reasonable terms and which, on the date it was incurred, was required to be repaid in cash;

ii. that it has not assigned to any person, firm or corporation any of the actions, causes of action, claims, debts, suits or demands of any nature or kind which it has agreed to release by this Agreement;

iii. it has the full corporate right, power and authority to execute and deliver this Agreement and to receive and purchase the Working Interest and to issue the Convertible Debenture; and

iv. upon execution by Prospera and acceptance by Petrolia, this Agreement shall constitute a legal, valid and binding obligation of Prospera enforceable against Prospera in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the general principles of equity including the fact that specific performance is available only in the discretion of the court.

v. Lawsuits And Claims: To Prospera's knowledge, there are no unsatisfied judgments or claims, proceedings, actions, lawsuits or administrative proceedings in existence or threatened with respect to the Assets or Prospera's interest therein, and, to Prospera's knowledge, no particular circumstance exists that it reasonably believes will give rise to such a claim, proceeding, action or lawsuit that would have a material adverse effect on the aggregate value of the Assets;

13. Petrolia represents and warrants to Prospera that:

i. Petrolia has the full corporate right, power and authority to execute and deliver this Agreement and to assign, sell and convey the Assets to Prospera;

ii. upon execution by Petrolia and acceptance by Prospera, this Agreement shall constitute a legal, valid and binding obligation of Petrolia enforceable against Petrolia in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the general principles of equity including the fact that specific performance is available only in the discretion of the court; and

iii. the execution, delivery and performance of this Agreement by Petrolia pursuant hereto does not and will not constitute a breach of or default under the constating documents of Petrolia, or any law, regulation, order or ruling applicable to Petrolia, or any agreement to which Petrolia is a party or by which it is bound.

iv. Lawsuits And Claims: To Petrolia's knowledge, there are no unsatisfied judgments or claims, proceedings, actions, lawsuits or administrative proceedings in existence or threatened with respect to the Assets or Petrolia's interest therein, and, to Petrolia's knowledge, no particular circumstance exists that it reasonably believes will give rise to such a claim, proceeding, action or lawsuit that would have a material adverse effect on the aggregate value of the Assets;

v. Payment Of Royalties And Taxes: To Petrolia's knowledge, all rentals, royalties and all ad valorem, property, production, severance and similar taxes and assessments based on, or measured by, its ownership of the Assets, the production of petroleum substances from the Lands or the receipt of proceeds

therefrom that are payable by it and that accrued prior to the Effective Date as defined in the Purchase and Sale Agreement dated January 27, 2022 and for all prior years have been properly paid in the manner prescribed by the Leases and the Regulations, or will be so paid when due;

vi. No Material Change In Existence: It does not have any present plan or intention to cease to remain in existence;

vii. No Conflict: The execution and delivery of the Agreement and the completion of the transfer of the Assets hereunder are not and will not, in any material respect, be in breach of, or in conflict with:

a. any provision of the charter, by-laws, partnership agreement (if applicable), other constating documents or other governing documents of that Party;
b. the Regulations or any court order or judgment applicable to that Party or the Assets; or
c. any material agreement, instrument, permit or authority to which it is a party or by which it is bound;

viii. Execution And Enforceability: It has taken all actions necessary to authorize the execution and delivery of the Agreement and all other documents to be executed by it hereunder, and, as of the closing time, that Party will have taken all actions necessary to authorize and complete the transfer of the Assets hereunder. The Agreement has been validly executed and delivered by that Party, and the Agreement and all other documents executed and delivered on behalf of that Party hereunder constitute binding obligations of that Party enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to: bankruptcy, insolvency, fraudulent preference, reorganization or other Regulations affecting creditors' rights generally; and general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law); and

ix. Encumbrances And Rights Of First Refusal: Petrolia does not warrant its title to the Assets, but does warrant its interest in the Assets is free and clear of any and all liens, mortgages, pledges, claims, options, rights of first refusal, encumbrances, overriding royalties, net profits interests or other burdens that were created by, through or under Petrolia (or of which Petrolia has knowledge) and for which Prospera will be responsible after Closing;

x. No Reduction: Except for the encumbrances on Schedule "A", Petrolia's interests in the Assets are not subject to reduction, by farmout, reference to payout of a well or otherwise, through any right or interest granted by, through or under it or of which it has knowledge;

xi. Sale Agreements: The petroleum and natural gas rights are not subject to any agreement for which Prospera will be required to assume responsibility after Closing: (i) for the sale of petroleum substances that cannot be terminated, without penalty, on notice of 31 days or less; (ii) that includes "take or pay" or similar provisions; or (iii) for gas balancing;

xii. No Commitment To Deliver: None of the title and operating documents includes a commitment to deliver production from any Assets to particular tangibles or any third party owned facilities, including any such commitment that requires Petrolia to pay a "take or pay" fee for use of those tangibles or other facilities that exceeds their actual use by Petrolia;

xiii. Quiet Enjoyment: Subject at all times to Petrolia's other representations and warranties made under this Article and the satisfaction of the obligations required to maintain the leases in good standing by the applicable lessees, Prospera may, for the remainder of the term of the leases, take possession of and use the Assets for its own use and benefit without any interruption by Petrolia or any other person claiming by, through or under Petrolia.

14. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the Parties irrevocably and exclusively attorn to the Courts of the Province of Alberta, and for the purpose of all legal proceedings, the Court of Queen's Bench of Alberta in the Judicial Centre of Calgary shall have exclusive jurisdiction to entertain any action arising in relation to this Agreement.

15. This Agreement shall ensure to the benefit of and be binding upon the respective parties hereto, their heirs, executors, administrators, successors and assigns.

16. This Agreement, which includes any interest granted or right arising under this Agreement, may not be assigned or transferred.

17. Except as expressly provided in this Agreement and in the agreements, instruments and other documents contemplated or provided for herein (including all general and specific conveyances to assign, or recognize the assignment, Petrolia's Working Interest to Prospera) this Agreement contains the entire agreement between the Parties.

18. The terms of this Agreement shall remain confidential unless (i) consented to by the non-disclosing party, such consent to be within the non-disclosing party's discretion; (ii) the disclosure is required by law; or (iii) the disclosure is reasonably required to be made to the legal or financial advisors for the Parties.

19. This Agreement may be executed in counterparts, each of which when delivered will be deemed to be an original and all of which together will constitute one and the same document and the Parties will be entitled to rely on electronic delivery of an executed copy of this Agreement.

IN WITNESS WHEREOF the Parties hereto have hereunto set their hands and seals as at the day and year first above written.

PROSPERA ENERGY INC.

By: ______________________________

Samuel David
President & Chief Executive Officer

PETROLIA CANADA CORPORATION

By: ______________________________

Ivar Siem
Chairman of the Board